

July 14, 2015

Via E-mail
Mr. Stephen M. Bunker
Executive Vice President, Chief Financial Officer, and Treasurer
Nature's Sunshine Products, Inc.
2500 West Executive Parkway, Suite 100
Lehi, Utah 84043

> **Re: Nature's Sunshine Products, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **File No. 1-34483**

Dear Mr. Bunker:

We have limited our review to only your financial statements and related disclosures. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 10. Income Taxes, page 67

1. Please help us understand the nature of the changes in the effective tax rate from 31.0 percent for 2013 to (3.9) percent for 2014. In this regard, please:
   - Explain to us why the foreign tax credit line item of the components of U.S. tax impact of foreign operations increased significantly relative to the dividends received from foreign subsidiaries line item in 2014.
   - Provide us your computation of the 48.8% impact of the valuation allowance change in the 2014 effective tax rate reconciliation and explain why it does not appear to be reasonable in relation to the change in the valuation allowance.
   - Provide us your computation of the 8.8% impact of unrecognized tax benefits in the 2014 effective tax rate reconciliation and explain why it does not appear to be

reasonable in relation to the activity in the reconciliation of the beginning and ending amount of liabilities associated with uncertain tax benefits for 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant